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EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

NAME	JURISDICTION OF INCORPORATION
MoSys International, Inc.	California, USA
ATMOS Corporation	Canada
MoSys Europe EURL	France
MoSys Semiconductor (Shanghai) Co., Ltd.	China
MoSys Romania S.R.L.	Romania

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  EXHIBIT 21.1